Exhibit 99.1

Lentuo and Bitauto Establish JV with UXIN to Build Online-to-Offline platform for High-end Pre-owned Cars in China

BEIJING, August 15, 2014 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or “the Company”), a leading non-state-owned automobile retailer headquartered in Beijing, and Bitauto Holdings Limited (“Bitauto”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that they, together with Youxinpai (Beijing) Information Technology Co., Ltd. (“UXIN”), a leading professional auto auction service provider in China, have entered into a joint venture (“JV”) agreement. The joint venture, which will originally be centered on Beijing and gradually expand to other cities, will integrate the resources of each partner to build the largest Online-to-Offline platform exclusively focused on high-end pre-owned cars in China. Lentuo will own 60% of the joint venture with Bitauto and UXIN each holding 20%.

The power of the joint venture is in the combination of (i) Bitauto’s online database, substantial nationwide user base, extensive technological know-how and big data analysis, (ii) the leading expertise of UXIN in quickly and efficiently disposing of unsold inventories through its sophisticated online auctions, and (iii) Lentuo’s substantial offline diversified resources in the pre-owned car market. This is happening at a time when the growth in sales of pre-owned cars in China has overtaken that of new cars and margins are markedly higher.

Bitauto will leverage its technological know-how and resources to build a dedicated “one-stop shopping” portal which will list pre-owned cars available for sale for the joint venture. As a fully engaged partner in the JV, Bitauto is committed to directing its vast database of online sales and purchases leads and its related online resources of high-end pre-owned cars in priority to the JV portal. Any of the pre-owned cars not sold within 45 days of being placed on the portal will automatically enter into UXIN’s auction system — integrated into the portal — where the cars will be available for purchase to the highest bidder. This will further facilitate the timely disposal of car inventories.

Lentuo will contribute its extensive state-of-the-art offline resources in pre-owned car business. These include its physical facilities and highly experienced technicians and certification professionals that provide all the critical offline services required to build a credible and successful pre-owned car business, such as inspection, refurbishing, and certification which are all necessary elements to increase buyer confidence and facilitate financing. Additionally, Lentuo has extensive expertise, acquired over more than twenty years in operations, in providing highly reliable repair and maintenance services that bring extra comfort to buyers of pre-owned cars.

The JV will also offer a full suite of value-added after sales services, including vehicle financing, auto insurance, and car leasing.

“China’s used car market is set for rapid growth in order to meet the growing needs of customers in China. We are pleased to cooperate with Lentuo and are confident that the combination of Bitauto’s established and growing online presence, technological know-how and analytical capabilities together with Lentuo’s diversified and high quality offline resources will make this joint venture a success.” said Mr. William Bin Li, Chairman and Chief Executive Officer of Bitauto.

Mr. Chris Kun Dai, Chairman and Chief Executive Officer of UXIN added, “We are excited to be a part of this joint-venture. Our leading online auction platform and strong expertise in auctioning pre-owned cars, and the quality of Lentuo’s extensive and rigorous certification process will maximize the value of car inventories and build a leading business that will contribute to a healthier pre-owned car market in China.”

Mr. Hetong Guo, Founder and Chairman of Lentuo International commented, “We are extremely excited that major and well established companies in the Chinese pre-owned car market such as Bitauto and UXIN have decided to partner with us. The experience we have accumulated over the past few years, the range of our services and products and the demonstrated quality of our technical resources and processes, coupled with the extensive online resources and demonstrated business success of Bitauto and UXIN constitute the best possible combination of talent and track record in the pre-owned car market in China. We have no doubt that this JV will realize its objectives and achieve great success.”

About Lentuo International Inc.

Founded in 1994, Lentuo Group (“Lentuo”) is a leading Chinese automobile retailer headquartered in Beijing. Through its many subsidiaries, Lentuo operates 4S franchise dealerships, automobile showrooms, automobile repair shops, a car leasing company, automobile financing and a pre-owned car business.

Lentuo dealership brands include FAW Audi, FAW-Volkswagen, Shanghai VW, FAW Toyota, FAW Mazda, Honda, and Chang’an Mazda. Since its establishment, Lentuo has developed relationships with many other well-known domestic and overseas brands as it expands further into the luxury car market. Annual sales for Lentuo’s dealership brands consistently rank among the top in Beijing and China. On December 10th, 2010, Lentuo was listed on the New York Stock Exchange as the first and only Chinese auto-dealership group.

Over the past 20 years, Lentuo has received various industry awards from the government, OEMs and industry associations. Lentuo has been recognized as a Famous Trademark by the Beijing Administration for Industry and Commerce (BAIC), a Top 50 Auto Dealer in China, a China Automobile Sales and Service Top Ten Enterprise Group, and has been awarded the Outstanding Contribution Award and Distinguished Contribution Award in the China Automobile Dealers Industry by CADA. It is the only triple A-rated Beijing Automobile Works dealership group in China to have been designated an FAW strategic partner, and awarded FAW Audi Sales Award, FAW Audi No. 1 Customer Satisfaction, FAW—Volkswagen National Sales Champion, FAW-Volkswagen Gold Award for Service Satisfaction, Shanghai Volkswagen 6 Star-Rated Franchise Dealer and FAW Mazda National Sales Champion. For more information, please visit http://lentuo.investorroom.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. For more information, please visit ir.bitauto.com.

About Youxinpai (Beijing) Information Technology Co., Ltd.

UXIN is the leading professional auto auction service provider in China. The company’s core product “Youxinpai.com” is an online auction platform providing a one-stop service offerings, which include online auctions, vehicle evaluations, safe payment methods, after-sales services and long-distance logistics support. The online sales platform provides the most effective used cars auction services to authorized auto dealers, used car dealers and car owners.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
CFO
Lentuo International Inc.
Telephone +8610—87358388
Email: LAS.Beijing@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86 10 5900 1548
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com